The following information responds to Item 304 (a)(1) of Regulation S-K


On May 26, 2005, PricewaterhouseCoopers LLP resigned as the
 Portfolios' independent registered public accounting firm. On

 May 26, 2005, Cohen McCurdy, Ltd. ("Cohen") was selected to replace PricewaterhouseCoopers LLP as the Portfolios' independent auditors for the 2005 fiscal year. The Funds' selection of Cohen was recommended by the Audit Committee and was approved by the Board of Trustees.

PricewaterhouseCoopers' reports on the Portfolios' financial statements as of August 31, 2004 and 2003 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. At the financial statement date and through the date of the engagement of Cohen, there were no disagreements between the Portfolios and PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which such disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused it to make reference to the subject matter of the disagreement in connection with its reports on the financial statements for such period.

Neither the Portfolios nor anyone on their behalf consulted with Cohen on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Portfolios' financial statements as a result of such consultations or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as describe in paragraph (a)(1)(v) of said Item 304).